                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

     For the month of February 2003
                      -------------

                                  Kookmin Bank
                                  ------------
                 (Translation of registrant's name into English)

             9-1, 2-Ga, Namdaemun-Ro, Jung-Gu, Seoul, Korea 100-703
             ------------------------------------------------------
                     (Address of principal executive office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F     X     Form 40-F _____
                                        ---


     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_______

     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_______

     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes ___    No   X
                                                 ---

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                   Kookmin Bank Restructured Its Headquarters

On February 5, 2003, Kookmin Bank announced that it restructured the headquarters and changed Executive Vice President's position as follows.

Reorganization of Headquarters

Kookmin Bank slimed its headquarters from 8 Divisions and 12 Business Units into 5 Divisions and 9 Business Units. It also reduced 26 teams while established 4 new teams. Totally, the number of teams is reduced from 85 to 63.

New Position of Executive Vice Presidents

In line with the reorganization, Jung-Tae Kim, President & CEO of Kookmin Bank changed the position of Executive Vice Presidents as follows. The new positions take effect as of February 5, 2003.

--------------------------------------------------------------------------------------------------------
 Name                 Position
--------------------------------------------------------------------------------------------------------
 Jong-Kyoo Yoon       EVP, Head of corporate Financial Planning Division
--------------------------------------------------------------------------------------------------------
 Buhm-Soo Choi        EVP, Strategic Planning Division
--------------------------------------------------------------------------------------------------------
 Donald H. MacKenzie  EVP, Risk Management Division
--------------------------------------------------------------------------------------------------------
 Sung-Chul Kim        EVP, General Administration Division
--------------------------------------------------------------------------------------------------------
 Jae-In Seo           EVP, Information Technology Division                       Temporary until a new
                                                                                 CIO appointed
--------------------------------------------------------------------------------------------------------
 Bock-Woan Kim        EVP, Sales Business Unit
--------------------------------------------------------------------------------------------------------
 Young-Il Kim         EVP, Retail Banking Business Unit
--------------------------------------------------------------------------------------------------------
 Ki-Taek Hong         EVP, Corporate Banking Business Unit
--------------------------------------------------------------------------------------------------------
 Sung-Hyun Chung      EVP, International Banking Business Unit
--------------------------------------------------------------------------------------------------------
 Ki-Sup Shin          EVP, Capital Market Business Unit
--------------------------------------------------------------------------------------------------------
 Sung-Kyu Lee         EVP, Business Supporting Business Unit                     Including E-Business
--------------------------------------------------------------------------------------------------------
 See-Young Lee        EVP, Credit Card Business Unit                             Newly appointed on
                                                                                 February 5, 2003
--------------------------------------------------------------------------------------------------------
 Woo-Jung Lee         EVP, Trust Business Unit, National Housing Fund
                      Business Unit
--------------------------------------------------------------------------------------------------------

Appointment of New Executive Vice President

On February 5, 2003, Kookmin Bank appointed Mr. See-Young Lee (born in 1952) as Head of Credit Card Business Unit. Immediately prior to being elected to the position, he had been Executive Vice President as Head of Marketing for Kookmin Credit Card since March 2002.

He received a B.A. in Economics from Yeungnam University.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             Kookmin Bank
                                             ----------------------------------
                                             (Registrant)


     Date: February 6, 2003                  By: /s/ Jong-Kyoo Yoon
                                             ----------------------------------
                                             (Signature)

                                             Name:  Jong-Kyoo Yoon
                                             Title: Executive Vice President &
                                                    Chief Financial Officer